
SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2005
WASH., D.C.
192



05044137

SECURI[illegible] [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenman Parker Connally Greenman, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen, Suite 201
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Parker 817-922-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The M. L. Walton Group, LLC
(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Parker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenman Parker Connally Greenman, Inc., as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary/Treasurer

Title

Notary Public



VICKI KAYE REYES
Notary Public, State of Texas
My Comm. Expires 08-05-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 29 2005
WASH. D.C. 192 SECTION

GREENMAN PARKER CONNALLY GREENMAN, INC.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended September 30, 2005
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Greenman Parker Connally Greenman, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Greenman Parker Connally Greenman, Inc. (Company) as of September 30, 2005, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to claims of general creditors and reconciliation of the computation of net capital under Rule 15c3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 12, 2005

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Financial Condition for Noncarrying, Nonclearing and
Certain other Brokers or Dealers
September 30, 2005

Assets

Current assets:	
Cash	$ 99,054
Clearing deposit	25,000
Accounts receivable from clearing account	6,914
Prepaid insurance	4,198
Total current assets	135,166
Property, furniture and equipment, net of accumulated depreciation (Note 2)	7,068
Investments (Note 5)	7,200
Total assets	$ 149,434

Liabilities

Current Liabilities:	
Accrued expenses	$ 61,920
Total current liabilities	61,920
Deferred income tax liability (Note 10)	1,100
Total liabilities	63,020
Commitments and contingencies (Notes 8 and 12)	-
Stockholders' equity:	
Common stock (Notes 6 and 7)	6,000
Additional paid-in capital (Notes 6 and 7)	6,000
Retained earnings	74,414
Total stockholders' equity	86,414
Total liabilities and stockholders' equity	$ 149,434

The accompanying notes form an integral part of these financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Income (Loss)
For the Year Ended September 30, 2005

Revenue:	
Commissions	$ 1,560,252
Interest income	47,987
Investment advisory and referral fees	249,928
Total revenue	1,858,167
Expenses:	
Salaries and other employment costs for voting stockholder officers (Note 11)	1,406,874
Other employee compensation and benefits (Note 11)	125,257
Clearing and exchange fees	116,586
Communications and data processing	48,640
Interest	231
Occupancy (Note 8)	40,850
Other expenses (Note 2)	113,759
Loss on disposal of asset (Note 2)	896
Total expenses	1,853,093
Income before income taxes	5,074
Federal income tax expense (Note 10)	(2,175)
Net income	$ 2,899

The accompanying notes form an integral part of these financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2005

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
October 1, 2004	30,000	$ 6,000	$ 6,000	$ 71,515	$ 83,515
Net income	-	-	-	2,899	2,899
September 30, 2005	30,000	$ 6,000	$ 6,000	$ 74,414	$ 86,414

The accompanying notes form an integral part of these financial statements.

GREENMAN PARKER CONNALLY GREENMAN, INC.
Statement of Cash Flows
For the Year Ended September 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,899
Adjustments to reconcile net loss to net cash used by operating activities:	
Loss on disposal of asset	896
Depreciation	4,745
Changes in assets and liabilities:	
Increase in accounts receivable from clearing account	(4,637)
Decrease in prepaid expenses	266
Decrease in accrued expenses	1,254
Net cash provided from operating activities	5,423
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property, furniture and equipment	(5,375)
CASH FLOWS FROM FINANCING ACTIVITIES	-
Net increase in cash	48
Cash at beginning of year	99,006
Cash at end of year	$ 99,054

Supplemental Disclosure

Cash paid during the year for interest	$ 231
Cash paid during the year for income taxes	$ 2,175

The accompanying notes form an integral part of these financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on May 6, 1985 and is registered as a dealer with the Securities and Exchange Commission under the Federal Securities Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the Company in regard to offerings made.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

(d) Accounts Receivable

Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

(e) Property, Furniture and Equipment

Property, furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of 3 to 5 years.

(f) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

GREENMAN PARKER CONNALLY GREENMAN, INC.
Notes to Financial Statements
For the Year Ended September 30, 2005

(1) Organization and Summary of Significant Accounting Policies (Continued)

(g) Concentrations of Credit Risk

Concentrations of credit risk consists of cash and accounts receivable. The Company maintains its cash balances at quality financial institutions; however, at times, cash balances may exceed FDIC limits. At September 30, 2005, cash balances exceeded FDIC limits by approximately $15,605. Accounts receivable consist of amounts due from brokerage accounts for commissions earned.

(h) Commissions

The Company records commissions for both standard agency securities transactions and principal securities transactions. Standard agency commissions include all commissions made through a clearing organization with set commission rates. Principal commissions include purchases of specific fixed-price securities, which are marked up for commissions and sold to clients.

(2) Property, Furniture and Equipment

Property, furniture and equipment is composed of the following at September 30, 2005:

Office furnishings and equipment	$ 119,580
Less: accumulated depreciation	(112,512)
	$ 7,068

Depreciation is provided on the straight-line method over the estimated useful lives of assets, typically 3 to 5 years. Depreciation expense for the year ended September 30, 2005 was $4,745 and was included as a component of other expenses in the accompanying financial statements. During the year ended September 30, 2005, the Company disposed of assets with a combined net book value of $896 at the time of disposal.

(3) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors as of September 30, 2005, or at anytime during the year ended September 30, 2005.

(5) Investments

Investments held by the Company as of September 30, 2005 include 300 warrants to purchase shares of NASDAQ Stock Market, Inc. and 300 shares of common stock of NASDAQ Stock Market, Inc. The warrants are recorded at cost (which approximates market value) of $11 per share. Each warrant may be exercisable from June 28, 2002 through June 27, 2006 at varying exercise prices ranging from $13 per share to $16 per share. NASDAQ warrants are currently privately held investments. NASDAQ stock can be traded on open markets. The shares of stock are recorded at a cost of $13 per share, which varies immaterially, in the aggregate, from the market value of $25 per share at September 30, 2005. A provision for unrealized gain was not recorded in the accompanying financial statements due to the immaterial affect on the financial activities of the Company for the year ended September 30, 2005, and the related account balances as of September 30, 2005.

(6) Common Stock

The Company has authorized 100,000 shares of no par value common stock, of which 30,000 shares are issued and outstanding.

(7) Stock Purchase Agreements

The officers of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholder's estate is obligated to sell to the Company, all shares of common stock of the Company owned by the stockholder at his death. The purchase price required to be paid for the related stock as of September 30, 2005 was $6.67 per share.

Under the terms of a buy-sell stockholder agreement, the Company has the right of first refusal concerning any proposed sale of stock by any existing stockholder.

(8) Commitments

The Company leases office space under a non-cancelable operating lease. Future minimum rental payments under the agreement are as follows:

2006	$ 39,480
2007	39,480
	$ 78,960

Related rent expense, included as a component of occupancy in the accompanying financial statements, was $39,179 for the year ended September 30, 2005.

(Continued)

(9) Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(I) concerning promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; the Company does not have any possession or control of customer funds or securities.

(10) Income Taxes

The provision for income taxes in the accompanying financial statements is as follows:

Current expense	$ 2,175
Deferred expense	-
Net income tax expense	$ 2,175

The actual Federal income tax provision differs from that amount computed by applying the Federal corporate income tax rate of 15% to net loss before Federal income taxes as follows:

Computed "expected" tax expense	$ 761
Various differences	1,414
Net income tax expense	$ 2,175

The deferred tax liability recorded on the balance sheet as of September 30, 2005 is as follows:

Property, furniture and equipment	$ 1,100

(11) Simple IRA Savings Incentive Plan

The Company has established a Savings Incentive Match Plan (the Plan) for its employees. The Plan covers all employees.

The Company contributes a matching contribution to each employee's account, equal to the employee's contribution, up to 3% of the employee's compensation for the respective calendar year. For the year ended September 30, 2005, the Company contributed $38,714 related to the Plan. The amount is included in salaries and other employment costs for voting stockholder officers and in other employee compensation and benefits in the accompanying financial statements.

(12) Litigation

As of September 30, 2005, a client of the Company has threatened litigation, but has not filed any claims against the Company. The client has made a settlement demand of $76,000 in damages and attorney fees. As of the date of this report, the Company's legal counsel is unable to determine whether a liability in this case is remote or probable; accordingly, no accrual for a potential settlement is included in the accompanying financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

September 30, 2005

GREENMAN PARKER CONNALLY GREENMAN, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended September 30, 2005

Computation of Net Capital

Total stockholders' equity	$ 86,414
Add allowable credits:	
Deferred income tax liability	1,100
	87,514
Non-allowable assets:	
Investments	(7,200)
Prepaid insurance	(4,198)
Property, furniture and equipment, net	(7,068)
	(18,466)
Net allowable capital	$ 69,048

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 4,186
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 19,048

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 61,920
Percentage of aggregate indebtedness to allowable net capital	90%

(Continued)

GREENMAN PARKER CONNALLY GREENMAN, INC.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended September 30, 2005

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims October 1, 2004	$ -
Additions	-
Reductions	-
Balance of such claims at September 30, 2005	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL
SEPTEMBER 30, 2005

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Greenman Parker Connally Greenman, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Greenman Parker Connally Greenman, Inc. (the Company), for the year ended September 30, 2005, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives. We have reported a reportable condition in internal control under standards established by American Institute of Certified Public Accountants in a separate letter to management dated November 12, 2005.

This report is intended solely for the information and use of management and the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.



November 12, 2005